Filed by Medtronic, Inc.
               Pursuant to Rule 425 under the Securities Act of 1933, as amended

                                              Subject Company:  PercuSurge, Inc.


                                                            Contacts:
                                                            Rachael Scherer
                                                            Investor Relations
                                                            763/514-4971

                                                            Chris Campbell-Loth
                  Public Relations
                                                            888/732-2544 (Pager)
                                                            763/514-8547 (Phone)

F O R    I M M E D I A T E   R E L E A S E

           MEDTRONIC ACQUIRES PERCUSURGE, INC., A LEADING DEVELOPER OF
                   INTERVENTIONAL EMBOLIC PROTECTION DEVICES
 Combination Will Fuel Leadership In Next Wave of Emerging Vascular Technologies

         MINNEAPOLIS, MN and WASHINGTON, DC, October 19, 2000 - In a move that will further enhance its interventional vascular product offerings and add innovations designed to reduce complications in the treatment of vascular disease, Medtronic, Inc. (NYSE: MDT) today announced that it has agreed to acquire PercuSurge, Inc.

         PercuSurge, a privately held company founded in 1995, will join the Medtronic Vascular organization, which is headquartered in Santa Rosa, Calif. The merger agreement calls for an exchange of stock subject to customary closing conditions. The transaction, valued at approximately $225 million, will be accounted for as a pooling of interests, and Medtronic expects the transaction to be neutral to earnings in the first year after the acquisition is closed and accretive thereafter. Further financial details were not disclosed.

          "We are excited to be joined by this innovative company, whose embolic protection device is the `best in class' solution for reducing clinical complications associated with embolic debris released during interventional procedures," said Andy Rasdal, president of Medtronic Vascular. "PercuSurge's technologies will have a dramatic impact on a physician's ability to provide comprehensive treatment, reduce complication rates and save patients' lives."

         "We are honored to be a part of Medtronic's leading franchise in interventional medicine," said Peter Rule, president, chief executive officer and chairman of the board of PercuSurge. "We believe that our technology and

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excellent clinical results, combined with Medtronic AVE's worldwide operational and field infrastructure will result in an extremely rapid adoption of our technology to treat the nearly 200,000 diseased saphenous vein bypass grafts that could be treated each year."

         The PercuSurge GuardWire(R) Plus Temporary Occlusion and Aspiration system is designed to allow cardiologists and other interventional specialists to capture embolic debris that might otherwise block downstream vessels and branches during interventional procedures and damage the heart. It consists of a balloon-tipped guidewire, which is inflated briefly to occlude blood flow and capture any material dislodged from the wall of the vessel during placement of a stent upstream. Captured material is then withdrawn by using the PercuSurge Export aspiration catheter before the balloon of the GuardWire Plus is deflated and blood flow restored.

         The device has been used in over 5,000 procedures since its release in Europe during 1999 and was the first distal protection product to be commercialized there. The product's first targeted indication is for the treatment of degenerated saphenous vein grafts that show signs of disease following heart bypass surgery.

         The GuardWire Plus is an investigational device in the United States, and clinical trials are already underway. PercuSurge has completed patient enrollment for the SAFER study (Saphenous Vein Graft Angioplasty Free of Emboli Randomized Trial), and Donald Baim, M.D. at Brigham and Women's Hospital in Boston, Mass. and principal investigator for the SAFER study, is scheduled to present the most recent U.S. clinical data this afternoon at 2:15 p.m. EST in the Main Arena of the Transcatheter Cardiovascular Therapeutics (TCT) meeting here in Washington, DC.

         Also at TCT, Medtronic is scheduled to host a webcast briefing this morning, starting at 7:15 a.m. EST. Andy Rasdal, president of Medtronic Vascular, will provide an overview of the Medtronic AVE products and technologies being highlighted at TCT. The audio webcast can be accessed at http://www.medtronic.com/corporate/invest.html, and will be archived after the meeting.

         PercuSurge is located in Sunnyvale, Calif. The company employs 110 people and has several products under development to treat complications arising from the release of debris and blood clots associated with the application of stents in interventional cardiology and other interventional specialties.

         Medtronic, Inc., headquartered in Minneapolis, is the world's leading medical technology company, providing lifelong solutions for people with chronic disease. Its Internet address is www.medtronic.com. Medtronic AVE, formerly Arterial Vascular Engineering, Inc., is headquartered in Santa Rosa, Calif.

         Before completing the acquisition of PercuSurge or issuing any Medtronic securities in connection with such acquisition, Medtronic will file a Registration Statement with the U.S. Securities and Exchange Commission (the "SEC") that includes a Proxy Statement/Prospectus containing information regarding the acquisition, and PercuSurge will mail the Proxy Statement/Prospectus to its stockholders. Investors and stockholders are urged to read the Registration Statement and Proxy Statement/Prospectus carefully when they are available because they will contain important information about Medtronic and PercuSurge and the proposed acquisition. Investors and stockholders will be able to obtain copies of these documents (when available), along with other documents filed by Medtronic with the SEC, free of charge, through the web site maintained by the SEC at http://www.sec.gov. Investors and stockholder can also obtain, free of charge, copies of the Registration Statement and the Proxy Statement/Prospectus (when available) along with any documents Medtronic has filed with the SEC by contacting the Medtronic Investor Relations Department.

Any statements made about the company's anticipated financial results and regulatory approvals are forward-looking statements subject to risks and uncertainties such as those described in the company's Annual Report on Form 10-K for the year ended April 30, 2000. Actual results may differ materially from anticipated results. Medtronic undertakes no obligation to update any forward-looking statement, but investors are advised to consult any further disclosures by the company on this subject in its filings with the Securities and Exchange Commission, especially on Forms 10-K, 10-Q and 8-K (if any), in which the company discusses in more detail various important factors that could cause actual results to differ from expected or historic results. The company notes these factors as permitted by the Private Securities Litigation Reform Act of 1995. It is not possible to foresee or identify all such factors. As such, investors should not consider any list of such factors to be an exhaustive statement of all risks, uncertainties or potentially inaccurate assumptions.